Mail Stop 3010

September 3, 2009

Via U.S. Mail and Facsimile to (416) 622-0471

Dr. Mislav Pavelic
President
OpenCell Biomed, Inc.
25 The West Mall, #253, Unit 1336
Toronto, Ontario, M9C 1B8

Dear Dr. Pavelic:

We note from your Item 4.01 Form 8-K filed on July 16, 2009, as amended on August 12 and August 14, 2009, that you engaged Moore and Associates Chartered ("Moore") as your auditor. On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/ 2009/08-27_Moore.pdf.

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

In your Item 4.01 Form 8-K, please disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your Form 8-K please disclose this fact in the Form 8-K.

Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Item 4.01 Form 8-K should be filed within four business days of receipt of this letter. If you have any questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant